Exhibit 4.11

CERTAIN IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT VIVOPOWER PLC CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE AND CONFIDENTIAL. OMISSIONS ARE DESIGNATED WITH [***]

Hosting and Maintenance Services Agreement

Between

Nordland Data AS

and

Corner Norway A.S.

This Hosting and Maintenance Services Agreement (this Agreement) is made on [***] between:

PARTIES

(1)	Nordland Data AS, a company incorporated in Norway, with registration number: [***], whose registered office is located at [***] (the Service Provider); and

(2)	Corner Norway AS, a company incorporated in Norway, with identification number [***], whose registered office is located at [***] (the Customer).

RECITALS

A.	The Service Provider operates a site in Mo I Rana, Norway for the operation of 44MW green data centre facility (the Site).

B.	The Service Provider has a power concession and has connected the Site to the power grid which can deliver power from renewable energy, including hydro sources.

C.	The Customer wishes to engage the Service Provider to host the Customer’s servers and equipment and the Service Provider, or an affiliate thereof, will provide the deployment, hosting and maintenance services on the terms and subject to the conditions set out in this Agreement.

(3)	AGREED TERMS

1.	INTERPRETATION

1.1	The following definitions and rules of interpretation in this clause apply in this Agreement.

Affiliate: means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, limited partner, managing member, manager, officer or, director, employee or trustee of such Person or any venture capital fund, registered investment company or other investment fund now or hereafter existing that is controlled by or under common control with one or more general partners or, managing members of, or investment advisor of, or is under common investment management or shares the same management company or investment advisor with, such Person. For purposes of this definition, the terms “Control”, “controlling,” “controlled by,” or “under common control with” shall mean the possession, directly or indirectly, of (a) the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, or (b) the power to elect or appoint at least 50% of the directors, managers, general partners, or persons exercising similar authority with respect to such Person.

Ancillary Services: has the meaning given in clause 4. Business Day: a day other than a Saturday, Sunday or public holiday when banks in Oslo, Norway are open for business.

Change of Control: (a) Any person or entity, or group of related persons or entities, acquires Control of the Customer; (b) Any merger, consolidation, or reorganization involving the Customer, where the shareholders or owners of Customer immediately prior to such transaction hold less than 50% of the voting power or ownership interests of the surviving or resulting entity; or (c) Any sale or transfer of all or substantially all of the assets or business of the Customer to another person or entity.

Commencement Date: [***].

Compute Power: the actual compute power generated by the Equipment.

Confidential Information: all information (however recorded or preserved) that is proprietary or confidential, disclosed by a party or its employees, officers, representatives, advisers or subcontractors involved in the provision or receipt of the Services, who need to know the confidential information in question (the Representatives) to the other party and that party’s Representatives in connection with this Agreement, which is either labelled as such or else which should reasonably be considered as confidential because of its nature and the manner of its disclosure. The Confidential Information shall include the terms and conditions of this Agreement.

Container: containerized solution for hosting the Equipment with maximum 1.16MW capacity, including built-in electricity infrastructure, cooling and server racks.

Data Centre: means the operational hosting facility in Mo I Rana, Norway operated by the Service Provider, with 44MW (minus regular transmission losses) capacity.

Deployment Date: date when the Equipment is fully deployed and installed in the Data Centre, latest being sixty (60) days after the Commencement Date.

Deployment Services: deployment and installation of the Equipment in the Data Centre.

Deposit: [***], being a cash deposit to be posted by the Customer used as a security for the Service Fee, invoices of Ancillary Services, interests or charges or other payables under this Agreement in a form and manner provided in clause 5.

Deposit Credits: has the meaning given in clause 5.3.

Electricity Cost: [***] per MWh of electricity actually consumed by the Equipment as measured by actual usage of the Equipment.

Encumbrance: any interest or equity of any Person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement (excluding the Security created hereunder).

Equipment: equipment designed to mine digital assets as listed in Schedule 2, that are owned by the Customer with full title guarantee and free and clear of any Encumbrances.

Events of Default: has the meaning given in clause 12.2.

Force Majeure: has the meaning given in clause 14.1.

Installation Fee: [***] for each Container to be installed and deployed in the Data Centre.

Maintenance Services: hosting and maintenance services set out in Schedule 1.

MW: means megawatt.

MWh: means megawatt hour.

Person: any individual, firm, corporation, partnership, trust, joint venture, limited liability company, association, or other entity.

Relevant Requirements: has the meaning given in clause 15.1.

Secured Obligations: has the meaning given in clause 7.1.

Security: a mortgage, pledge, lien, or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

Services: Deployment Services and Maintenance Services.

Service Fee: [***].

Service Period: the period of one calendar month, except for (i) the first Service Period which shall commence on the Deployment Date and end on the last day of the same calendar month, and (ii) the last Service Period which shall commence on the first day of the calendar month in which this Agreement terminates and end on the date of termination of the Agreement.

Site: has the meaning given in Recital A.

Technology: Service Provider’s hardware and related features and mode of operation, trade secrets, know-how, inventions (whether or not patentable), techniques, processes, programs, ideas, algorithms, schematics, testing procedures, software, software design and architecture, computer code, internal documentation, design and function specifications, product requirements, problem reports, analysis and performance information, benchmarks, software documents, and other technical, business, product, marketing and financial information, plans and data and all other original works of expression, methods, apparatus and processes that it publishes, distributes, uses or otherwise exploits in the provision of the Services, and includes without limitation any derivatives, improvements, enhancements or extensions thereof.

Term: has the meaning given in clause 12.

1.2	Clause, Schedule and paragraph headings shall not affect the interpretation of this Agreement.

1.3	The Schedules form part of this Agreement and shall have effect as if set out in full in the body of this Agreement. Any reference to this Agreement includes the Schedules.

1.4	Unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular.

1.5	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.6	A reference to writing or written includes e-mails.

1.7	Any words following the terms including, include, in particular, for example or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.8	If there is an inconsistency between any of the provisions in the main body of this Agreement and the Schedules, the provisions in the main body of this Agreement shall prevail.

1.9	Unless otherwise specified, all monetary and economic amounts described in this Agreement shall be in US Dollars.

2.	EQUIPMENT DEPLOYMENT

2.1	In exchange for payment of the Installation Fee by the Customer, the Service Provider shall use and apply its efforts, skills, and knowledge to provide the Deployment Services and use personnel who are suitably skilled and experienced to perform the tasks assigned under the Deployment Services, and in sufficient number to ensure that the obligations of deployment of the Service Provider are fulfilled.

2.2	The Customer shall deliver the Equipment to the Site and hand them over to the Service Provider. The Service Provider shall provide space in the Data Centre for the operation of the Equipment and shall endeavour that within the deployment schedule provided in Schedule 4 but: (i) in no event later than [***] for the first 12 MW capacity of the Equipment; and (ii) in no event later than the Deployment Date for all Equipment, the Equipment is fully deployed, set up and put in operation in accordance with the standard industry practices, inter alia, by using personnel who are suitably skilled and experienced to deploy the Equipment in the Data Centre. The Data Centre shall be equipped with all equipment needed to operate a container-based data centre pursuant to industry standards. Delay of the Customer to handover the Equipment to the Service Provider may cause the delays in the deployment of the Equipment.

2.3	The Parties may agree on accelerated deployment schedule of the Equipment subject to additional Installation Fees payable by the Customer.

2.4	The Service Provider shall advise the Customer of the delivery address for the Equipment. The Customer shall deliver the Equipment to the Site and hand them over to the Service Provider for performance of the Deployment Services. Upon each delivery of the Equipment the handover of the Equipment shall be confirmed by a handover act signed by both Parties. The Equipment shall correspond to the specifications and type indicated in Schedule 2 hereto. For the avoidance of doubt and to the extent permitted by applicable law, by signing the handover act the Service Provider accepts no liability in relation to quality of the Equipment or its fitness for purpose.

2.5	Promptly after signing of the handover act in relation to the Equipment, the Service Provider shall issue an invoice for the Installation Fee and shall only commence performance of the Deployment Services after the invoice is duly settled by the Customer in full.

2.6	The Customer shall provide necessary cooperation and input, as reasonably requested by the Service Provider, for supply and completion of the Deployment Services. In the event the Customer fails to supply and handover the Equipment in the quantities to meet the deployment schedule, in addition to any other remedies available under this Agreement or the law, the Service Provider shall have the right (but not the obligation) at its sole discretion to provide the Services for the Equipment which has been delivered to the Data Centre and request immediate delivery of any outstanding Equipment.

2.7	During deployment and ramp up of the Equipment, the Service Fee shall be charged based on actual power usage of the installed and energized Equipment.

3.	MAINTENANCE SERVICES

3.1	Subject to the Customer’s compliance with all terms and conditions hereof, as of the Deployment Date and following the Customer paying the Service Fee in full for the respective Service Period in advance, the Service Provider shall provide the Customer with the Maintenance Services for the Equipment. The Service Provider shall use its skills and efforts to take the relevant actions which are necessary, proper, or advisable to consummate, make effective, and comply with its obligation to render the Maintenance Services.

3.2	The Service Provider shall use its skills and efforts to ensure that by the Deployment Date and for the whole Term of this Agreement the Service Provider has access to power for the respective installed capacity, the Data Centre is connected to a power grid and the power delivery/metering point is available for leasing by the Customer and connection of the Equipment. The Service Provider is not responsible for the possible interruptions in the supply of electricity during seasonal variations or other unforeseen accidents. Such an event might occur when the Service Provider’s electricity supply is temporarily diminished leading to lower availability of electricity than expected. Such incidents shall not affect the Service Fees paid or payable by the Customer for the relevant Service Period.

3.3	The Service Provider may designate up to seventy-two (72) hours of planned maintenance on the facilities during each contract year. The planned maintenance activities can reasonably be expected to affect the Customer’s operations. The Service Provider will always endeavour to conduct planned maintenance activities at a time that reduces the impact on the availability of the Services. Prior to any such planned maintenance, Service Provider will provide Customer with at least seventy-two (72) hours advance written notice.

3.4	The Customer shall pay the Service Fee for the Maintenance Services in accordance with the terms provided in this Agreement.

3.5	Subject to the written request of the Customer, without delay but at least within five (5) calendar days, the Service Provider shall submit a report on the status of fulfilment of the Services for review and assessment by the Customer. Absent a request of the Customer, the Service Provider shall submit such report a minimum once per calendar month.

3.6	The Electricity Cost shall be calculated by the Service Provider at its reasonable discretion. It includes the electricity tax at the rate current as of the date of this Agreement. If the electricity tax rate changes or a new electricity-related tax, duty or charge is imposed, the Electricity Cost shall be adjusted (increased or decreased) accordingly.

3.7	As part of the Service Fee, the Service Provider shall receive [***] prorated according to the efficiency of the Equipment. For the avoidance of doubt, unless otherwise required due to Party’s breach of this Agreement, the Parties should make all necessary adjustments or recalculations, payments or set-offs to make sure that the Service Provider continues to receive [***] prorated according to the efficiency of the Equipment for the whole duration of this Agreement. Service Provider shall treat its Compute Power pari pasu with Customer’s Compute Power at all times such that all Compute Power generated by the Equipment is treated the same for operational, power management, and maintenance purposes.

3.8	At all times, the Customer shall have remote access to Equipment’s software management system providing the permission to manage efficiency and run rate. In the event the Customer is willing to make any changes to the Equipment parameters, operations, efficiency, power consumption, firmware or uptime through the software management system, it shall inform the Service Provider with respect to such changes. No such changes shall be made without Service Provider’s explicit consent which shall not be unreasonably delayed or withheld. Nothing in this clause shall be construed as Customer’s right (in addition to what has been explicitly granted elsewhere in this Agreement) to access the Site, turn on or off or physically alter the condition or location of the Equipment.

4.	ANCILLARY SERVICES

4.1	The Parties agree that Service Provider may provide additional services which are not part of the Maintenance Services (the Ancillary Services) such as (i) capital repairs and infrastructure modernization to optimise performance and/or reliability of the capacity of the Data Centre and/or the Equipment; and (ii) upgrades or modernisation intended to increase the capacity of the Data Centre and/or the Equipment or reduce the power consumption of the Data Centre and/or the Equipment; (iii) any repair or replacement services of the Equipment or parts thereof; and (iv) any other advice, reporting or other services requested by the Customer.

4.2	Subject to clause 4.3, any fees for the Ancillary Services shall be solely borne by the Customer, provided, however, that the description of the Ancillary Services, as well as the related fees and payments shall be agreed upon by the Parties in writing and that no such Ancillary Services are deemed to have been agreed upon by the Parties pursuant this Agreement; provided further, that in no case will Customer be obligated to or responsible for payment for upgrades to any assets owned or leased by the Services Provider, including those upgrades detailed in clause 4.1(i)-(iv) herein.

4.3	Should the Service Provider intend to incur a cost in relation to the Ancillary Services to be paid by the Customer, it shall request the approval of the Customer thereof in writing. Should the Customer fail to respond to Service Provider’s request promptly, but no later than within 72 (seventy-two) hours and provided that Service Provider has determined that the expense is reasonable and adequate, the expenses contemplated by the Service Provider shall be deemed approved by the Customer; provided however, that no such deemed approval shall apply to any Ancillary Service requests pertaining to any assets owned or leased by the Service Provider.

4.4	The Service Provider shall charge and invoice the Customer for Ancillary Services in accordance with the industry standards.

5.	DEPOSIT, SERVICE FEE AND PAYMENT

5.1	Within 2 (two) Business Days following the Commencement Date, the Customer shall pay to Service Provider the Deposit in a form of a cash payment. In the event of Customer’s failure to pay the Service Fee or any invoices for the Ancillary Services, the Service Provider shall be entitled to unilaterally and without Customer’s consent deduct from the Deposit the amounts against any outstanding Service Fee as well as any outstanding invoices for the Ancillary Services.

5.2	The Customer shall post additional funds in the amount necessary to true up the outstanding Deposit to the amount of the effective maximum Deposit (the initial Deposit reduced by any repaid Deposit Credits as per clause 5.3 below) within five (5) Business Days when Service Provider notifies the Customer in written form that all or part of the Deposit has been set off against the outstanding Service Fee or any outstanding invoices for the Ancillary Services.

5.3	The Deposit shall be reduced gradually starting after six (6) full Service Periods following the Commencement Date by way of release and repayment of 1/30 of the Deposit (the Deposit Credits) at the end of each subsequent Service Period until the end of the term of this Agreement. The Deposit Credits will be repaid by way of cash transfer from Service Provider to Customer or adjustment of the Compute Power as agreed between the Parties. The Deposit, less any paid Deposit Credits and unreplenished deductions made pursuant to clause 5.1, shall be refundable and shall be returned to the Service Provider upon termination or expiration of this Agreement (other than due to Customer’s breach of this Agreement). Deposit Credits are only for the purposes of reducing and returning the Deposit to the Customer and shall not grant the Customer the right to set off any payments due under the clause 5.1 and clause 5.2 against any paid, upcoming or due Deposit Credits.

5.4	In consideration for the Services, the Customer shall pay the Service Provider the Service Fee. The Service Fee excludes any payments for spare parts and the Ancillary Services as well as the Installation Fee (which shall be paid separately).

5.5	The Service Provider shall invoice the estimate of Customer’s portion of the Electricity Cost at the start of each relevant Service Period and shall provide each invoice no later than five (5) calendar days of the start of each relevant Service Period. The amount of payment shall be estimated by the Service Provider in good faith according to the anticipated consumption and power usage of the Equipment. Customer shall be entitled to pay the Electricity Cost on a daily, weekly or monthly basis. Unless otherwise restricted explicitly by this Agreement, Customer shall be entitled to instruct the Service Provider to utilize Customer’s portion of the Compute Power for the purposes of payment of the outstanding amounts of the Service Fee (including Customer’s portion of the Electricity Cost). The Electricity Cost shall be paid in USD or other currency indicated in Service Provider’s invoice.

5.6	At the end of each month, Service Provider shall issue reconciliatory invoices to Customer for amounts due under this Agreement, and reflect either a debit or a credit, as applicable, if amounts paid by Customer differ from amounts due under this Agreement. If the amount paid is less than the amount due, Customer shall pay such difference within seven (7) days. If the amount paid is more than the amount due, Service Provider shall reflect a credit on future invoices. Upon termination or expiration of this Agreement, Service Provider shall issue a final invoice detailing amounts due to or from Customer, which shall be paid within thirty (30) days after the date of the final invoice.

5.7	The Service Fee to be paid for the first and last Service Periods shall be proportionate to the number of days during which the Services were rendered in the relevant Service Period (based on the number of days in the corresponding month).

5.8	In the event the Customer disputes any fees or other charges listed in any invoice issued by the Service Provider under this Agreement, the Service Provider must be notified of such dispute in writing within five (5) calendar days of the receipt of the invoice, and the Customer shall render full payment for the remaining undisputed portion. Notices of disputes issued by the Customer more than five (5) calendar days of the receipt of the invoice shall be paid in full first. The Customer waives the right to dispute an invoice amount after thirty (30) calendar days following the applicable invoice date. The Service Provider shall credit any disputed amounts resolved in favour of the Customer to Customer’s account, and any disputed amounts resolved in favour of the Service Provider shall be paid within ten (10) calendar days of such resolution.

5.9	Unless otherwise expressly stated, all prices, fees and payments are stated exclusive of value added tax and other sales taxes. If the transactions under this Agreement shall somehow become value added tax or other tax applicable, such taxes shall be paid by the Customer or reimbursed by the Customer to the Service Provider, at the rate and in the manner prescribed by applicable law.

5.10	All payments made by the Customer under this Agreement shall be made in full, without set-off, counterclaim or condition, and free and clear of, and without any deduction (for taxes or otherwise) or withholding, provided that, if the Customer is required by law or regulation to make such deduction or withholding, it shall: (a) ensure that the deduction or withholding does not exceed the minimum amount legally required; (b) pay to the relevant taxation or other authorities, as appropriate, the full amount of the deduction or withholding; (c) and furnish to the Service Provider, within the period for payment permitted by the relevant law, either an official receipt of the relevant taxation authorities concerned on payment to them of amounts so deducted or withheld or if such receipts are not issued by the taxation authorities concerned on payment to them of amounts so deducted or withheld, a certificate of deduction or equivalent evidence of the relevant deduction or withholding; and (d) pay to the Service Provider such additional amount as is necessary to ensure that the net full amount received by the Service Provider after the required deduction or withholding is equal to the amount that the Service Provider would have received had no such deduction or withholding been made. The Customer further represents and warrants and covenants that no such deduction or withholding is presently applicable, and should it become aware of any such deduction or withholding, it shall notify Service Provider immediately.

5.11	If the Customer fails to make any payment due to the Service Provider under this Agreement, then the Customer shall pay interest on the overdue amount at the applicable rate in the Norwegian late payment act. Such interest shall accrue on a daily basis from the due date until actual payment of the overdue amount, whether before or after judgment and the interest shall be paid together with the overdue amount.

5.12	Without prejudice to what is provided under clause 12.2, should the Service Fee, the Deposit or invoices for the Ancillary Services not be paid by the Customer and provided that the Service Provider has utilized the available Deposit in full, the Service Provider or its Affiliate shall be entitled, at its sole discretion, immediately upon written notice, to:

(a)	shut down the Equipment (fully or partially) until such time when the outstanding and due Service Fee, the then effective Deposit or invoices for the Ancillary Services has been fully paid in accordance with this Agreement; or

(b)	redirect Customer’s Equipment (fully or partially) to the Service Provider’s benefit until such time when the outstanding and due Service Fee, the unreplenished portion of the then effective Deposit or invoices for the Ancillary Services has been fully paid in accordance with this Agreement; being understood that the Customer shall still remain responsible for the Electricity Cost associated with the redirected Compute Power; or

(c)	exercise a remedy with combination of the above.

5.13	The remedies provided this clause 5 of this Agreement are concurring remedies. In the event of the breach provided thereunder, Service Provider shall be entitled, at its sole discretion, to exercise any and all remedies provided under clause 5 concurrently or separately until full satisfaction of the outstanding Service Fee, invoices for the Ancillary Services, interest or other charges and payables incurred by the Customer under this Agreement from time to time.

6.	CUSTOMER’S INSPECTION RIGHTS

6.1	The Customer’s employees, agents or any other representatives shall have the access to the Data Centre by at least three (3) days’ prior written notice to the Service Provider provided that the list of such employees, agents or any other representatives has been notified in advance to the Service Provider. Notwithstanding the foregoing, the Service Provider reserves the right to refuse access to the Data Centre or remove from the Data Centre any employees and agents or any other representatives of the Customer who have acted in breach of the security rules of the Data Centre or of Service Provider’s reasonable instructions during a prior visit of the Data Centre. Service Provider shall not unreasonably withhold access to the Customer’s employees to the Data Centre subject to Service Provider’s internals visitor and safety policies.

7.	EQUIPMENT PLEDGE

7.1	As a continuing security for the payment of the Service Fee, the Deposit and all present and future monies, obligations and liabilities owed by the Customer to the Service Provider in connection with performance of the Customer’s obligations under this Agreement (the Secured Obligations), the Customer hereby irrevocably and with full title guarantee pledges to the Service Provider the Equipment and the total Compute Power generated by the Equipment, by way of first priority and first ranking pledge.

7.2	The pledge created hereunder shall be a continuing security for the payment, discharge and performance of the Secured Obligations, notwithstanding intermediate payments, settlement of accounts or any other matter or thing.

7.3	If the Customer deploys additional Equipment in the Data Centre, the Service Provider shall be immediately and without further action be granted a first ranking security over such additional Equipment.

7.4	Any debentures, mortgages or pledges which the Customer creates in the future which might reasonably be expected to include or affect the Equipment (except those in the Service Provider’s favour) shall be expressed to be subject to this pledge and shall rank in order of priority behind the security created by this pledge.

7.5	The Customer represents, warrants and covenants to the Service Provider that the Customer shall not create or permit to subsist any Security over the Equipment other than the pledge created by this Agreement without prior written consent of the Service Provider.

7.6	This pledge shall be enforceable if an Event of Default has occurred under this Agreement and is continuing, including, without limitation, if the Customer has terminated this Agreement in breach of any of the terms and conditions agreed between the Parties. The right of the Service Provider to enforce its rights in respect of the Equipment shall be exercised pursuant to and in accordance with applicable law, which includes but is not limited to seizure of the Equipment by the Service Provider and transfer thereof into the ownership of the Service Provider. Upon exercise of any enforcement powers conferred hereunder, all related agreements or under applicable law, the proceeds received shall be applied to cover the Secured Obligations as well as all fees, costs or other liabilities incurred by or on behalf of the Service Provider, including, without limitation, for remuneration of any attorneys, third-party receivers, or enforcement agents.

7.7	For the avoidance of doubt, the Parties shall enter into a security agreement within 10 (ten) Business Days from the Commencement Date in the form attached to this Agreement at Schedule 3.

7.8	Enforcement of any of its rights by the Service Provider under the pledge shall not prejudice its rights and remedies under clause 5 and clause 12 of this Agreement.

7.9	The Parties shall comply with the perfection rules applicable to the pledge and/or security agreement pursuant to the Norwegian laws.

8.	WARRANTIES AND INDEMNITIES

8.1	Each party represents, warrants and undertakes to the other Party that it has full capacity and authority and all necessary consents to enter into and to perform this Agreement and that this Agreement is executed by its duly authorised representative and represents a binding commitment on it.

8.2	Each Party agrees to indemnify, defend and hold the other Party harmless from all loss, liability, claims or expenses (including reasonable attorneys’ fees) arising out of its breach of the applicable laws and regulations. Each Party’s indemnification obligations herein shall survive termination of this Agreement, howsoever arising.

9.	TECHNOLOGY

9.1	Neither this Agreement nor the provision of Services transfers to the Customer any ownership or proprietary rights in the Technology or any license thereto.

10.	LIMITATION OF LIABILITY

10.1	The following provisions set out the entire financial liability of the Parties (including any liability for the acts or omissions of its shareholders, officers, directors, suppliers, employees, representatives, and agents) in respect of:

(a)	any breach of this Agreement howsoever arising; and

(b)	any representation, misrepresentation, statement, or omission arising under or in connection with this Agreement.

10.2	Nothing in this Agreement excludes or limits the liability of the Party:

(a)	for death or personal injury caused by Party’s negligence; or

(b)	for fraud or fraudulent misrepresentation; or

(c)	intentional or gross negligent breach of this Agreement.

10.3	Subject to clause 10.2, Service Provider shall not in any circumstances be liable, whether in tort, contract, misrepresentation (whether innocent or negligent) or otherwise for:

(a)	loss of future profits; or

(b)	loss of business, including, loss of future revenue; or

(c)	depletion of goodwill or similar losses; or

(d)	loss of anticipated savings; or

(e)	loss of use; or

(f)	loss or corruption of data or information; or

(g)	any special, indirect, consequential, or pure economic loss, costs, damages, charges or expenses.

10.4	Subject to clause 10.2, Customer shall not in any circumstances be liable, whether in tort, contract, misrepresentation (whether innocent or negligent) or otherwise for:

(a)	loss of business, including, loss of future revenue; or

(b)	depletion of goodwill or similar losses; or

(c)	loss of anticipated savings.

10.5	Subject to clause 10.2, Service Provider’s total aggregate liability in contract, tort, misrepresentation (whether innocent or negligent), restitution or otherwise, arising in connection with the performance or contemplated performance of this Agreement shall in all circumstances be limited to the amount of the Electricity Cost paid by the

Customer to Service Provider pursuant to this Agreement during the 4-month period immediately preceding the event giving rise to Service Provider’s liability.

10.6	The foregoing notwithstanding, Service Provider shall be fully liable for destruction of or material damages to the Equipment caused by Service Provider, provided, however, that the normal wear of the Equipment shall not qualify as material damage.

10.7	This clause 10 shall survive termination of this Agreement, howsoever arising.

11.	INSURANCE

11.1	Prior to its entering into this Agreement, the Customer shall have provided written confirmation from its insurers that it has in effect its own insurance policy with limit of liability of at least the Equipment value in respect of liabilities set forth in this Agreement, provided that such limit of liability shall also cover the liabilities set forth in any agreement between the Parties hereto related to the set-up of the Data Centre and installation and deployment of the Equipment. Customer shall maintain such policy in force for the term of this Agreement, and shall provide to Service Provider without demand a certificate of insurance from its insurers as to the subsisting cover under such policy at least once during each year during the Term and in addition from time to time within seven (7) days after written request by Service Provider so to do. Such policy shall provid and its certificate of insurance shall also certify that the policy may not be cancelled before the expiry of a thirty (30) day notification period and that Service Provider shall forthwith be notified in writing of any such notice of termination given.

11.2	Without limitation or prejudice to the generality of clause 11.1 Customer shall, during the term of this Agreement:

(a)	effect and maintain in force with reputable insurers insurance against customarily insured risks including but not limited to physical damage, loss or destruction of the Equipment;

(b)	administer such insurance policy with its insurers at all times to such as to preserve the benefits of insurance for the Customer;

(c)	do or seek to do nothing to invalidate such insurance policy or to prejudice the Customer’s entitlements thereunder; and

(d)	procure that the terms of such insurance policy shall not be altered in such a way as to diminish the benefit to Service Provider of the same as provided for in this Agreement.

11.3	The insurance policy effected and maintained pursuant to clause 11.1 shall be primary and without right of contribution from other insurance which may be available to the Customer or any of its Affiliates.

11.4	Customer shall pay the premiums under the insurance policies effected and maintained pursuant to this clause 11.1.

11.5	This clause 11.1 shall survive termination of this Agreement, howsoever arising.

12.	TERM AND TERMINATION

12.1	This Agreement shall commence on the Commencement Date. Unless terminated earlier in accordance with this clause 12, this Agreement shall continue for thirty-six (36) months (the Term) from the Deployment Date.

12.2	Without prejudice to any other rights or remedies to which any Party may be entitled, each Party may terminate the Agreement or suspend and/or limit the Services/payments with immediate effect and without liability in any circumstances, by giving written notice to the other Party if: (a) the other Party or any of its representatives or affiliates commits a material breach of any of the terms of this Agreement and fails to remedy that breach within twenty (20) days of the Party being notified of the breach; or (b) (i) an order is made or a resolution is passed for the winding up of the other Party, or circumstances arise which entitle a court of competent jurisdiction to make a winding- up order of the other Party; (ii) an order is made for the appointment of an administrator to manage the affairs, business and property of the other Party, or documents are filed with a court of competent jurisdiction for the appointment of an administrator of the other Party, or notice of intention to appoint an administrator is given by the Customer or its directors or by any person entitled under any applicable legislation to do so; (iii) the other Party makes any arrangement or composition with its creditors, or makes an application to a court of competent jurisdiction for the protection of its creditors in any way, or becomes bankrupt; (iv) the other Party ceases, or threatens to cease, to trade; or (v) the other party takes or suffers any similar or analogous action to any of the foregoing in any jurisdiction in consequence of debt; or (c) there is a Change of Control of the Customer such that it is owned or controlled by a competitor; (d) the Customer purports to assign any of its rights of obligations under this Agreement without the prior written consent of the Service Provider (Events of Default).

12.3	Material breaches of this Agreement pursuant to clause 12.2 of this Agreement shall include, but not be limited to:

(a)	a delay of more than forty-five (45) days in the provision of the Services which have a serious effect on the benefit which the Customer would otherwise derive from this Agreement; or

(b)	failure to achieve the minimum uptime of 95% of the Compute Power in any rolling 90-day period (except in the event of routine maintenance or repair, equipment failure (including the end of Customer Equipment useful life), or a Force Majeure Event, or Customer’s material breach of this Agreement); or

(c)	a refusal by Service Provider to provide the Services other than due to Customer’s material breach of this Agreement (as per clause 12.5); or

(d)	any violation of the Relevant Requirements; or

(e)	material damage to the Equipment by Service Provider in the provision of the Services.

12.4	Material breaches of this Agreement pursuant to clause 12.2 of this Agreement shall include, but not be limited to:

(a)	a suspension, termination, refusal or cessation of use of Services (or any part thereof) by the Customer for any reason other than Service Provider’s material breach of this Agreement (as per clause 12.4) which makes the use of Services impossible;

(b)	a substantial delay by the Customer in payment of the Service Fee;

(c)	a substantial delay by the Customer in payment of the invoice for Ancillary Services;

(d)	a delay or failure of the Customer to deliver the Equipment to the Data Centre;

(e)	any violation of the Relevant Requirements; or

(f)	material damage to the Equipment by the Customer.

12.5	Without prejudice to clause 12.2, and in addition to remedies set forth clause 5 or elsewhere in this Agreement (including the right of Security), in the event of an Event of Default, the Service Provider shall have the following rights and remedies: (i) the Service Provider may remove any or all of the Equipment from the Site, and place them in storage at the Customer’s sole cost, expense and risk; (ii) the Service Provider may charge the Customer for any expense incurred by the Service Provider (including legal, accounting and other professional fees) in exercising any of the foregoing rights and remedies and may add the amount of all such expenses to the amount that must be paid by the Customer to the Service Provider in order to have the Equipment released to the Customer.

12.6	In the event Service Provider fails to timely and fully provide the Services in accordance with the terms of this Agreement, and provided that the Customer has communicated to Service Provider a reasonable and appropriate reminder of not less than fifteen (15) days thereof, the Customer may at its option elect to suspend the relevant portion of the Service Fee for a reasonable period of time.

13.	EFFECTS OF TERMINATION

13.1	Upon termination of this Agreement however arising and subject to and without prejudice to any of the rights or remedies available to the Service Provider under this Agreement:

(a)	the Service Provider will remove (or procure the removal of) the Equipment from the Data Centre and will charge any costs or fees associated with such removal to the Customer by issuance of a respective invoice, which shall be payable by the Customer immediately but no later than within five (5) Business Days from the receipt. For the avoidance of doubt, Service Provider shall keep the whole Data Centre infrastructure and the Customer hereby waives and shall have no rights or claims in relation to any of the Data Centre infrastructure, other than the Equipment to be removed in compliance with this clause;

(b)	the Service Provider will cease provision of the Services immediately;

(c)	the Customer will immediately cease performance of any and all of its obligations pursuant to this Agreement, without prejudice to its rights and any surviving obligations thereunder;

(d)	any sums owed by the Customer to the Service Provider, or by Service Provider to the Customer, shall become immediately due and payable;

(e)	any and all rights, remedies, obligations or liabilities of the Parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of this Agreement which existed at or before such date shall not be affected or prejudiced; and

(f)	the continuation after termination of any provision expressly stated to survive or implicitly surviving termination shall not be affected or prejudiced.

13.2	If at any time during the Term the Customer terminates this Agreement in breach of the terms and conditions of this Agreement or ceases to operate the Equipment for a period of more than six (6) months, the Service Provider shall be entitled to exercise any Security. This clause 13.2 is without prejudice to any other rights or remedies the Service Provider may have under this Agreement or the applicable law.

14.	FORCE MAJEURE

14.1	Notwithstanding anything to the contrary herein, respective Party shall not be in breach of this Agreement nor liable for delay in performing, or failure to perform, any of its obligations under this Agreement if such delay or failure results from events, circumstances or causes beyond its reasonable control which the relevant Party was not able to foresee and avoid and the occurrence of which prevents the fulfilment of all or material part of the Party’s obligations under this Agreement. Force Majeure events, circumstances or causes include, without limitation, strikes, lock-outs or other industrial disputes (whether involving the workforce of that party or any other party), failure of a utility service (including planned or unplanned power outages or breakdowns in power transmission) or transport, telecommunications or internet network, act of God or nature, invasion, pandemic, terrorist attack or threat of terrorist attack, war (whether declared or not) or threat or preparation for war, riot, civil commotion, malicious damage, compliance with any law or governmental order, rule, regulation or direction, accident, breakdown of plant or machinery (provided that it is not the fault of either Party and due to occurrences beyond either Party’s reasonable control), fire, explosion, rain, flood, storm, lightening or other weather conditions, earthquake, subsidence, epidemic or other natural disaster, or voluntary and involuntary power curtailment, maintenance and repair downtime (each, a Force Majeure Event).

14.2	In case of Force Majeure, (a) relevant Party will notify the other Party as soon as reasonably practicable; and (b) obligations of the relevant Party will be suspended for the duration of the Force Majeure. Where the Force Majeure affects the compliance with obligations undertaken by the relevant Party under this Agreement for a period of greater than six (6) months, such Party shall have the right to terminate this Agreement and the obligations of all parties under this Agreement (save for any provision expressly stated to survive or implicitly surviving termination) shall terminate forthwith. and neither party shall have any claim against the other in respect of any matter arising out of or in connection with this Agreement save for claim (if any) in respect of such continuing clauses or any antecedent breach of the terms of this Agreement.

15.	ANTI-BRIBERY

15.1	The Parties shall (and shall procure that their Affiliates will):

(a)	comply with all applicable laws, regulations, codes and sanctions relating to anti money laundering, securities laws, anti-bribery and anti-corruption (the Relevant Requirements);

(b)	have and shall maintain in place throughout the term of this Agreement its own policies and procedures to ensure compliance with the Relevant Requirements and will enforce them where appropriate;

(c)	promptly report to each other any request or demand for any undue financial or other advantage of any kind received in connection with the performance of this Agreement or the use of the Equipment; and

(d)	within five (5) Business Days following the request from the other Party, certify to such Party in writing signed by an officer, compliance with this clause 15.1 and all persons associated with it and all other persons for whom it is responsible.

15.2	Breach of this clause 15 shall be deemed a material breach, which is irremediable, under clause 12.2.

16.	CONFIDENTIALITY

16.1	Each Party may have access to Confidential Information of the other Party under this Agreement. A Party’s Confidential Information shall not include information that: (a) is or becomes publicly known through no act or omission of the receiving party; or (b) was in the other Party’s lawful possession prior to the disclosure; or (c) is lawfully disclosed to the receiving party by a third party without restriction on disclosure; or (d) is independently developed by the receiving party, which independent development can be shown by written evidence; or (e) is required to be disclosed by law, by any court of competent jurisdiction or by any regulatory or administrative body.

16.2	Each Party shall hold the other’s Confidential Information in confidence, regardless of when received, and, unless required by law, not make the other’s Confidential

Information available to any third party or use the other’s Confidential Information for any purpose other than the implementation of this Agreement.

16.3	Each Party agrees to take all reasonable steps to ensure that the other’s Confidential Information to which it has access is not disclosed or distributed by its employees or agents in violation of the terms of this Agreement.

16.4	This clause 16 shall survive termination of this Agreement, howsoever arising.

17.	PROTECTION AND PROCESSING OF PERSONAL DATA

Each Party shall comply with its respective obligations under the provisions of applicable data protection laws.

18.	WAIVER

No failure or delay by a party to exercise any right or remedy provided under this Agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

19.	RIGHTS AND REMEDIES

Except as expressly provided in this Agreement, the rights and remedies of either Party provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

20.	SEVERANCE

20.1	If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this Agreement.

20.2	If any provision or part-provision of this Agreement is invalid, illegal or unenforceable, the parties shall negotiate in good faith to amend such provision so that, as amended, it is legal, valid and enforceable, and, to the greatest extent possible, achieves the intended commercial result of the original provision.

21.	ENTIRE AGREEMENT

21.1	This Agreement constitutes the entire agreement between the Parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to its subject matter.

21.2	Each Party acknowledges that in entering into this Agreement it does not rely on, and shall have no remedies in respect of, any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this Agreement.

21.3	Nothing in this Agreement is intended to create any relationship of landlord and tenant between Service Provider and the Customer.

22.	VARIATION

No variation of this Agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

23.	ASSIGNMENT

23.1	Unless otherwise agreed hereunder, no Party shall, without the prior written consent of the other Party, assign, transfer, mortgage, charge, subcontract, declare a trust over or deal in any other manner with any of its rights and obligations under this Agreement. Service Provider shall have the right to assign, transfer, pledge, subcontract this Agreement and the rights and obligations arising hereunder to a corporate Affiliate. Service Provider shall be entitled to sub-contract third parties for performance of its obligations provided that Service Provider assumes responsibility for breaches conducted by the subcontractors.

24.	NO PARTNERSHIP OR AGENCY

24.1	Nothing in this Agreement is intended to, or shall be deemed to, establish any partnership or joint venture between any of the parties, constitute any party the agent of another party, or authorise any party to make or enter into any commitments for or on behalf of any other party.

24.2	Each Party confirms it is acting on its own behalf and not for the benefit of any other person.

25.	NOTICES

25.1	All notices shall be in writing and shall be delivered personally, by email, or sent by courier/post to the following addresses or to such other address as a party shall have specified in a written notice to the other party in the manner specified by this clause 25.

To Service Provider:

Attn.: [***]

E-mail: [***]

Address: [***]

To the Customer:

Attn.: [***]

E-mail: [***]

Address: [***]

25.2	Any notice in relation to this Agreement shall be deemed given when received except in the case of mail, which shall be deemed given on the following Business Days after the date on which it was mailed.

26.	COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

27.	GOVERNING LAW

This Agreement and any disputes or claims arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) are governed by and construed in accordance with the laws of England and Wales.

28.	JURISDICTION

Each Party irrevocably agrees that the courts of England shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this Agreement or its subject matter or formation.

SCHEDULE 1

Services

Service Provider will provide the following Maintenance Services:

●	Hosting of the Equipment;

●	Electricity supply;

●	Electricity infrastructure;

●	Electronic replacement;

●	Data Center monitoring;

●	Software and firmware updates and development;

●	IT core network and servers maintenance services;

●	Security services and systems maintenance; and

●	Environment, health and safety.

SCHEDULE 2

Equipment

Customer Equipment shall include the following models and quantities (or substantially similar substitute units):

☐ [***] S21 ☐ [***] S19Kpro

SCHEDULE 3

Form of Norwegian Pledge Agreement

[***]

SCHEDULE 4

Deployment Schedule

[***]

IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement on the date first before written with its effect effective on and from the Commencement Date.

Nordland Data AS

Name: [***]

Title: Director

Date: [***]

Corner Norway AS

Name: [***]

Title: Chairman

Date: [***]